SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Presentation entitled, “Annual General Shareholders’ Meeting 2006.”

Annual General Shareholders’ Meeting 2006 Item 1

Environment 2005 results First quarter 2006 results Corporate responsibility Reserves revision New projects Resolutions proposed at the AGM Contents

2005 ENVIRONMENT

2005 Environment
Economic growth
Spain Argentina
Worldwide
%GDP %GDP %GDP
Note: 2001 = base 0 Source: INE, INDEC, FMI
2001 2002 2003 2004 2005 2001 2002 2003 2004 2005 2001 2002 2003 2004 2005
2.7%
2.9%
3.0%
3.4%
-10.9%
8.8%
9.0%
9.2%
3.1%
4.1%
5.3%
4.8%

Oil market Mbd Mbd 1.3% 2.9% 2004 2005 2004 2005 83.6 82.5 29.76 28.91 Worldwide demand 2005 Environment OPEC Crude oil production

Oil prices and refining margins
2005 Environment
Brent oil Refining margins
2004 2005 2004 2005
54.5 $/BBL
38.0 $/BBL
8.46 $/BBL
5.71 $/BBL
45.0% 48.2%
Repsol YPF liquids realization prices
2004 2005
37.14 $/BBL
30.85 $/BBL
20.0%
Repsol YPF natural gas realization prices
2004 2005
24.0%
1.60 $/Kscf
1.29 $/Kscf

55 60 65 70 75 50 4Q-05 1Q-06 2Q-06 3Q-06 4Q-06 1Q-07 2Q-07 3Q-07 4Q-07 Crude oil forecast (WTI, $/bbl) IEA May 06 consensus Futures market (June) Investment banks 2005 Environment

FEDERAL RESERVE NOTE
THE UNITED STATES OF AMERICA
B 05040302 Y
WASHINGTON, D.C.
ONE DOLLAR

0.08% 1.242 1.243 $/€ Exchange rate 2005 Environment

2005 RESULTS

3.120 M € 29.2% Net income 6.161 M € 31.5% Income from operations 6.480 M € 37.9% Cash flow 2005 Results

25.5% Gas & Power 17.6% Chemicals 69.3% Refining & Marketing 6.0% Exploration & Production Income from operations by business areas 2005 Results

6.0% Exploration & Production Production - 2.3% 1,139,400 boepd Income from Exploration & Production operations Reserves revision 1,254 million boe 64.4% Higher investment € 1,948 million 2005 Results

Durán field (50%)
Lujan de Cuyo
La Plata
Plaza Huincul
A Coruña
Bilbao
Tarragona
Puertollano
Cartagena

69.3% Refining & Marketing Higher results Higher refining margins Sales growth Income from Refining & Marketing operations 2005 Results

17.6% Chemicals Higher international margins Sales growth Investments to increase capacity Income from Chemical operations 2005 Results

Enhanced distribution activity (Spain and Latin America) 25.5% Gas & Power Income from Gas & Power operations 2005 Results Higher results

2005 Results

Debt level

DEBT EVOLUTION (€ Million)
25,000
20,000
15,000
10,000
5,000
0
20,398
5,398
4,514
2000
2005
Debt
16.4%
4,514 M€

2004 +20% 0.60 0.30 2005 0.50 Final dividend Interim dividend €/per share 0.60 0.30 0 Shareholder return 0.30 0.25 0.25 2005 Results

100 105 110 115 120 125 130 135 95 140 145 150 Eurostoxx 50 Ibex-35 Repsol YPF 29% 2005 (from 31 Dec. 2004 to 30 Dec. 2005) REPSOL YPF / IBEX-35 / EUROSTOXX 50 2005 Results

Shareholder return Shareholder return 31.4% Dividend 2005 Stock market Revaluation 2005 2005 Results

Base 100
10/06/2005
26/01/2006
01/05/2006
17/05/2006

100
104
108
112
116
120
96
124
128
132
136
Repsol YPF vs. Peers (in US $) last 12 months
Average : BP,ENI, Total, RDSa, Exxon Mobil, Chevron, Conoco
Repsol YPF +3.7%
Average +2.7%
Bolivian nacionalization decree
05/01/2006
Reserve revision
01/26/2006

FIRST QUARTER 2006 RESULTS

2,354 M € 15.0% EBITDA 1,604 M € 9.4% Income from operations 862 M € 8.2% Net Income First Quarter 2006 Results

CORPORATE RESPONSIBILITY

Governance
control
Social
commitment
Safety and
environment
Ethics and
transparency
Commitments
Shareholders
Customers
Employees
Partners and
Suppliers
Community
Transparency
for shareholders
and investors
Emphasis on role of
overseeing the Board of
Administration and
Professional
Values
Leadership
Orientation by performance
Innovation
Customer orientation
Improve Corporate
Governance
Ethical values
Integrity
Transparency
Responsibility
Safety
Ethical framework
Corporate
responsibility
Corporate Responsibility
Committees

RESERVES REVISION

Reserves Revision
Mboe
31 Dec. 2004
(a)
2,364 1,309 1,253 4,926
(b)
Argentina Bolivia Others Whole
(509) (659) (86)
(1,254)
(c)
(a)
(b)
(c)
Includes 621 Mboe of Empresa Petrolera Andina, S.A. minorities
Includes 333 Mboe of Empresa Petrolera Andina, S.A. minorities
At 31 Dec. 2004, all reserves had been audited under the three-year auditing programme approved in 2002
1,254 Mboe downward revision of proved reserves at 31
December 2005, equivalent to 25% of proved reserves booked at
31 December 2004

Oil and gas Gas Liquids 34% 66% 31 December 2004 29% 71% Revisions 35% 65% 31 December 2005 Reserves Revision 71% of the cut in reserves is gas

Bolivia
Argentina
T&T
Rest of world
48%
27%
14%
11%
31 December 2004
41%
52%
7%
Revisions
49%
18%
20%
13%
31 December 2005
Reserves Revision
Breakdown by countries
52% of cut in reserves was in Bolivia

Audit conclusion
The reserves reductions for 2005 were consistent with the
recommendations of the Company’s external reserves auditors
The report points out that from 1999 to 2004 there was:
A lack of proper understanding of, and training on, the requirements of the
Securities and Exchange Commission (“SEC”) for booking proved reserves
Undue optimism regarding the technical performance of the fields and, as relevant, the commercialization of gas
The absence of a disciplined process for determining proved reserves
Reserves Revision

It also points out that:
The reserves reductions for 2005 resulted from, among other things, a disciplined process regarding technical issues and commercialization requirements
The new reserve review process is effective and should be kept updated
The inaccuracy of past reserves estimations does not reflect the existence of economic interests
Throughout the independent review no reason has been found to doubt the integrity of the process in 2005 and the resulting revision in proved reserves
Reserves Revision
Audit conclusion

From an accounting perspective:
No adjustments will be needed in the statements of income included in its
2005 statutory consolidated financial statements
No adjustments will be needed in the statements of income included in its statutory consolidated financial statements for prior years
Reserves Revision
Audit conclusion

Economic and financial impact
Due to:
Low book value of the affected assets
The reserves affected by the revision would not be in the
production until several years from now, concurring with
the fields end-life period
Reserves Revision
Low impact in the statuory consolidated statements of
Income for the year ended December 31, 2005: 23 M €

2005 a step forward...
Our tools
Independence of internal reserves control
New Reserves Control Manual
Training of new technical personnel
Better understanding of SEC criteria
Monitoring of the Audit and Control
Committe
Our goal
Excelence in
reserve control
process
Corporate culture
Reserves Revision

NEW PROJECTS

Brazil
Argentina
Bolivia
Pending negotiations with the government
Bolivia
Company ranks third in terms of production
and second in refining
Mining acreage in 25 exploration areas
Partners in one of the world’s largest offshore rigs,
with a production of 180,000 barrels per day
Brazil
Strategic role in the ABB area
Higher investments
Partnership with ENARSA in offshore
exploration areas
Possible PSO on 15%-20% of YPF capital
stock among private investors
Argentina
NEW PROJECTS ABB
Argentina, Brazil and Bolivia ABB

INCREASE RESERVES REPLACEMENT RATE Gulf of México (USA) North Africa The Caribbean Russia and Central Asia LNG projets Objetive New projects Upstream Strategic areas and businesses

Algelia
Libya
(401d)
Golfo de Sirte
GASSI CHERGUI
GASSI TOUIL
GHADAMES
ROUR DE NOUSS
CIRENAICA
MURZUQ
REGGANE
TFT
ISSAOUANE
M'SARI AKABLI
KUFRA
Development
Exploration
Production

Libya
Algelia
Increased exploration activity
Light crude oil discoveries in Murzuk
Leading private company
New exploration successes
Synergies with the Gassi Touil project
Sustained growth over
the next 15 years
North Africa
New projects Upstream
Strategic areas and businesses

Highest return on deep
water investments
Presence in 85 blocks
High knowledge of the area
Mississippi
Canyon
92.23Km
2
Atwater Valley
209.79 Km2
GOM
Garden Banks
69.93 Km
2
Alaminos Canyon
536.13 Km
2
Green Canyon
932.40 Km
2
Operator
Non operator
We will leverage on
new opportunities
Gulf of Mexico
New projects Upstream
Strategic areas and businesses

Tobago
Trinidad
QUIAMARE-LA CEIBA
Production: 13,500 boepd
MENE GRANDE
Production: 17,800 boepd
JUNIN 7
Orinoco Belt
BARÚA-MOTATÁN
Production 40,000 boepd
GUARICO OCCIDENTAL
Production 300 boepd
QUIRIQUIRE
Production
75,000 boepd
Venezuela

Trinidad y Tobago
Venezuela
More than 20% of Repsol YPF reserves are concentrated in T&T
Magnificent geographical location
4th Atlantic LNG train went into production
Top private company in Venezuela
Access to Orinoco Belt projects
Produces the most
competitive LNG
for the US market
The Caribbean
New projects Upstream
Strategic areas and businesses

Timan - Pechora
- PECHORANEFT
- KHVANOYE
- NBNK
Moscú
Volga - Ural
- SANECO
Western Siberia
- VTC
- KHVANOYE

Russian Federation
Kazahkstan
Acquisition of 10% stake in West Siberian Resources
High potential of new projects
Strategic alliance with Lukoil and KazMunaiGaz
First steps and
high potential
Russia and Central Asia
New projects Upstream
Strategic areas and businesses

Canaport Canadá
Gassi Touil Argelia
Trinidad y Tobago
Nigeria
Persian
Camisea

Trinidad & Tobago
Canada
4th LNG train went on stream
Supplying markets along east coast
of USA from the Canaport plant
Algelia
Production at Gassi Touil due to start in 2009
Leaders in the Atlantic Basin
with a 10% market share
LNG
New projects Upstream
Strategic areas and businesses

€ 3,800 million in
spanish refineries (2005 - 2009)
Enhance product specifications
Increase conversion capacity
Increase refining capacity
Improvements in efficiency,
safety and environment
Refining: among best in class
New projects Downstream

Marketing: leader in products and services
Leader in service stations Last generation products
Third worldwide LPG company Chemicals: more than 2,500 products
7.000 service stations worldwide
N
er
1 in Spain and Argentina
More than 10 million cards
First commercializator in Spain
and Latam
Productivity leader
More than 15 million clients
Product innovation
Quality improvement by R&D
Leader in bioethanol
Leader in Spain and Portugal
Presence in more than 80 countries
Worldwide leader in plastics
for agriculture
New projects Downstream

Strategic focus on bio-fuels Bio-fuels Largest agreement in the world to produce one million tons of bio-diesel in Spain Leaders in bio-ethanol

PROPOSALS AT THE ANNUAL GENERAL SHAREHOLDERS´ MEETING

Proposals at the Annual General Shareholders´ Meeting
Approval of the Annual Financial Statements and the Management
Report of Repsol YPF, S.A. and its Consolidated Group, for the
fiscal year 2005, of the proposal of application of its earnings and of the management by the Board of Directors during said year
Amendment of Articles 19 and 20 of the Articles of Association
Amendment of Article 5 (“Notice of call”) of the Regulations of the
General Shareholders Meeting
Appointment, ratification or re-election of Directors
Ratification and appointment as Director of Mrs. Paulina Beato Blanco
Ratification and appointment as Director of Mr. Henri Philippe Reichstul
Appointment, ratification or re-election of other Directors
Appointment of the Accounts Auditor of Repsol YPF, S.A. and of
its Consolidated Group

Authorization for the derivative acquisition of shares of
Repsol YPF, S.A., within a period of 18 months from the
resolution of the Shareholders’ Meeting
Delegation of the power to issue fixed rate securities,
convertible or exchangeable by shares of the Company or
exchangeable by shares of other companies, as well as
warrants, with the possibility to exclude, in whole or in part, the preemptive subscription rights
Information on the amendments to the Regulations of the
Board of Directors
Delegation of powers to supplement, develop, execute, rectify or formalize the resolutions adopted
Proposals at the Annual General Shareholders´ Meeting

Annual General Shareholders’ Meeting 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	June 23, 2006	By:	/s/ Fernando Ramírez
			Name:	Fernando Ramírez
			Title:	Chief Financial Officer